

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

Louis Pinkham
Chief Executive Officer
Regal Rexnord Corporation
111 West Michigan Street
Milwaukee, WI 53203

> **Re: Regal Rexnord Corporation**
> **Registration Statement on Form S-4**
> **Filed March 26, 2024**
> **File No. 333-278225**

Dear Louis Pinkham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Johnny Skumpija